

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2017

Geoffrey Kolander
Chief Executive Officer
Citizens, Inc.
400 East Anderson Lane
Austin, TX 78752

> **Re: Citizens, Inc.**
> **Post-Effective Amendment No. 3 to Form S-3 on Form S-1**
> **Filed June 9, 2017**
> **File No. 333-185618**

Dear Mr. Kolander:

We have reviewed your post-effective amendment and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Post-Effective Amendment No. 3 to Form S-3 on Form S-1 filed June 9, 2017

Incorporation by Reference, page 37

1.   Please incorporate by reference your Current Report on Form 8-K filed on June 9, 2017. See Item 12(a)(2) of Form S-1 for reference.

Geoffrey Kolander
Citizens, Inc.
June 15, 2017
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Irene Paik at (202) 551-6553 with any questions.

        Division of Corporation Finance
        Office of Healthcare and
        Insurance

cc: G. Allen Hicks, Esq., Hogan Lovells US LLP